EXHIBIT 99.1

Fury Provides Corporate and Exploration Update

VANCOUVER, Canada – January 17, 2022 – Fury Gold Mines Limited (TSX: FURY) (NYSE American: FURY) (“Fury” or the “Company”) is pleased to provide an update on corporate and project achievements relating to exploration and corporate activities in 2021.

“We are extremely pleased with the success we had this past fall in terms of simplifying our story, strengthening our treasury and executing on advancing our two high-grade core projects. We ended the quarter having completed not only a CAD$5.6m private placement in October, but also having negotiated an important asset sale of our Homestake Ridge project for CAD$50m to Dolly Varden Silver, which is expected to close in February,” stated Tim Clark, CEO of Fury. “At the same time, we demonstrated significant expansion opportunities at Eau Claire in Quebec and Committee Bay in Nunavut highlighted by some of best drill results we have seen to date. We look forward to the coming months as we prepare for a busy 2022 with exploration results pending and several premier exploration opportunities where we believe we will expand on our recent successes and test new discoveries.”

Exploration Update

•	In 2021, the Company successfully executed two exploration programs at Eau Claire in Quebec and Committee Bay in Nunavat, drilling a total of 38,000 metres (m) during the year.
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Eau Claire drilling results at the Western Extension were very encouraging where 9.36 grams per tonne (g/t Au) (gold) over 3.0m was intercepted at the Hinge (see news release dated November 29, 2021), Snake Lake and eastern resource expansion and extension where the company intercepted 23.26 g/t Au over 7.09m, the fifth best drill result from over 900 holes at the Eau Claire deposit (see news release dated May 25, 2021).

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The Company is awaiting results from eight holes at Snake Lake as well as surface geochemical results from the Percival prospect and the Eleonore South Joint Venture project with Newmont Corporation and Azimut Exploration Inc. The interpretation of these results will guide further targeting for the Company’s 2022 exploration program in Quebec where the Company will drill holes, which offset historical intercepts of 6.26 g/t Au over 9.0m and 7.13 g/t Au over 8.5m at Percival.

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Fury conducted a successful targeted exploration program at Committee Bay where three discrete zones of high-grade gold mineralization over a 30m drill width were intercepted, including 10.0m of 13.93 g/t Au, 3.0m of 18.67 g/t Au and 1.0m of 23.2 g/t Au at the Three Bluffs deposit (see news release dated December 1, 2021). The upper two mineralized zones which were intercepted are within a deformed meta-sedimentary unit which is not the typical host for high-grade mineralization at Three Bluffs significantly increasing the potential to expand the resource.

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Results are pending for the four holes at the Raven target completed as part of the Committee Bay exploration program. Drilling at the Raven prospect targeted mineralization along an 8-kilometre long shear zone where historical intercepts included 31.1 g/t Au over 2.8m and 9.49 g/t Au over 7.6m.

www.furygoldmines.com

"The recent exploration success at both Eau Claire and Committee Bay are extremely encouraging. At Eau Claire, we have a clear path forward for 2022 to expand the resource along the Hinge zone where multiple stacked zones of mineralization were encountered in the last holes drilled from the 2021 campaign.  To the east of the defined resource high-grade mineralization remains open at shallow depths where we have plans to continue to explore. In addition to the Eau Claire deposit trend we are excited to advance thirteen regional targets, including Percival, through the pipeline to the drill stage,” commented Michael Henrichsen, SVP, Exploration of Fury. "The high-grade results from the 2021 drilling at the Three Bluffs Deposit in Nunavut highlight the potential of shear zones to host significant gold mineralization in addition to the predominant iron formation hosted style of gold mineralization, which significantly increases the target inventory across the entire Committee Bay Greenstone Belt.”

Dolly Varden Transaction

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On December 6, 2021, Fury entered into an agreement to sell a 100% interest in the Company’s Homestake Ridge gold-silver project to Dolly Varden Silver Corp. (“Dolly Varden”) in exchange for agreed consideration of CAD$50 million consisting of CAD$5 million in cash and the issuance of 76,504,590 common shares of Dolly Varden to Fury. Subject to an affirmative Dolly Varden shareholders’ vote scheduled for late February 2022 and other customary completion conditions for the transaction, expected by end of February 2022, Fury will own approximately 36.9% of Dolly Varden’s issued shares and will have board representation, pre-emptive and other rights described in our December 15, 2021 material change report filed on www.sedar.com.

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The transaction simplifies Fury’s portfolio, focusing the Company’s exploration strategy and allowing Fury to support the monetization of Homestake Ridge through a joint effort including Board representation and share ownership in Dolly Varden.

Financial Position

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Fury’s financial position was strengthened in the second half of 2021, with the completion of a CAD$5.6 million non-brokered private placement (see news release dated October 13, 2021) and the receipt of approximately CAD$1.9 million in tax refunds from the Government of Quebec in December.

•	The Company’s cash position as of December 31, 2021 was approximately CAD$3.1 million; which with the closing of Dolly Varden will put Fury in a strong financial position for 2022.

David Rivard, P.Geo, Exploration Manager at Fury, is a "qualified person" within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release in respect to Fury’s Quebec projects.

Michael Henrichsen, P.Geo., SVP Exploration at Fury, is a "qualified person" within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release in respect to Committee Bay.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a Canadian-focused exploration company positioned in two prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

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For further information on Fury Gold Mines Limited, please contact:

Salisha Ilyas

Vice President, Investor Relations

Tel: (437) 500-2529

Email: info@furygoldmines.com

Website: www.furygoldmines.com

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed to be "forward-looking information" or "forward-looking statements" within the meaning of applicable Canada and United States securities laws ("forward-looking statements"), which relate to the future operations of the Company and other statements that are not historical facts. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or the negatives and/or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or "has the potential to". Forward-looking statements are information that includes implied future performance and/or forecast information. Forward-looking statements in this release reflect management's current estimates, predictions, expectations or beliefs regarding future events. Specific forward-looking statements contained in this release, include information relating to: current and planned cost reductions, future exploration plans and the review of non-core assets.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date such statements are made and are based on a number of assumptions and estimates that, while considered reasonable at the time, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such assumptions, which may prove to be incorrect, include: general economic and industry growth rates; the outlook for minerals; the Company's ability to raise additional capital to proceed with its exploration, development and operations plans; the Company's ability to obtain or renew the licenses and permits necessary for its current and future operations; and the impact of the COVID-19 pandemic. Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements, including risks relating, but not limited, to: the COVID-19 pandemic; the future price of minerals, including gold and other metals; and the success of the Company's exploration and development activities. Readers should refer to the risks discussed in the Company's Base Shelf Prospectus, Annual Information Form and MD&A for the year ended December 31, 2020 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2020 filed with the United States Securities and Exchange Commission and available at www.sec.gov. Readers should not place heavy reliance on forward-looking statements, which can speak only as of the date made. The forward-looking statements contained in this news release is expressly qualified by this cautionary statement. The Company will only update disclosure including forward oriented information as required under applicable securities law.

No securities regulatory authority or stock exchange has reviewed or approved the contents thereof.

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